Exhibit 21.1

Name	State of Incorporation/Legal Jurisdiction	Percent of Equity Securities Owned
GrowGeneration Proprietary Brands, Inc.	Delaware	100% owned by GrowGeneration Corp.
GrowGeneration USA, Inc.	Delaware	100% owned by GrowGeneration Corp.
GrowGeneration Canada Corp.	Ontario	100% owned by GrowGeneration Corp.
GGen Distribution Corp.	Delaware	100% owned by GrowGeneration Proprietary Brands, Inc.